Filed by Anthem, Inc.

(Commission File No. 001-16751) pursuant

to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange

Act of 1934

Subject Company: Cigna Corporation

Commission File No. 001-08323

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CORPORATE PARTICIPANTS

Doug Simpson Anthem, Inc. - VP of IR

Joe Swedish Anthem, Inc. - President and CEO

David Cordani Cigna Corporation - President and CEO

Wayne DeVeydt Anthem, Inc. - CFO

CONFERENCE CALL PARTICIPANTS

AJ Rice UBS - Analyst

Tom Carroll Stifel Nicolaus - Analyst

Chris Rigg Susquehanna Financial Group - Analyst

Kevin Fischbeck BofA Merrill Lynch - Analyst

David Windley Jefferies LLC - Analyst

Josh Raskin Barclays Capital - Analyst

Christopher Vernasy Goldman Sachs - Analyst

Christine Arnold Cowen and Company - Analyst

PRESENTATION

Operator

Good morning and welcome to the Anthem-Cigna agreement conference call.

(Operator Instructions)

Please note this event is being recorded. I would now like to turn the conference over to Anthem and Cigna management. Please go ahead.

Doug Simpson - Anthem, Inc. - VP of IR

Welcome and good morning. This is Doug Simpson, Vice President of Investor Relations at Anthem. With us this morning are Joe Swedish, President and CEO of Anthem; David Cordani, President and CEO of Cigna; and Wayne DeVeydt, Anthem’s CFO. This morning Joe and David will discuss the strategic benefits of our agreement to acquire Cigna Corporation, as disclosed this morning. Wayne will then walk through the highlights of the transaction details. After these remarks we are available for Q&A.

We will be making some forward-looking statements on this call. Listeners are cautioned that these statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem. These risks and uncertainties can cause actual results to differ materially from our current expectations. We advise listeners to review the risk factors discussed in today’s press release and in our quarterly and annual filings with the SEC.

This discussion does not constitute an offer to sell or the solicitation of an offer to buy any securities. As the transaction proceeds, the subject matter discussed in the following presentation may be addressed in a registration statement or other documents we file with the SEC. We urge you to read such documents when they become available because they will contain important information. Information regarding potential participants and any proxy solicitation of Cigna and Anthem shareholders and a description of their direct and indirect interests by security holdings or otherwise will be contained in the joint proxy statement filed in connection with the transaction.

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I will now turn the call over to Joe.

Joe Swedish - Anthem, Inc. - President and CEO

Thanks, Doug, and good morning, everyone. We’re very pleased to be speaking with you this morning to discuss our definitive agreement to acquire Cigna, a leading health services company with broad geographic reach and a strong diversified business model. Cigna brings to Anthem expertise across the commercial segment, additional exposure to the growing Medicare segment, and a strong presence in the specialty and international segments, which represent incremental growth opportunities for Anthem.

This transaction combines leading consumer solutions and a unique mix of products and services that will enhance our ability to lead change in the healthcare experience as a trusted partner for consumers. David and the entire Cigna team have built a strong track record of success across a variety of businesses, which will complement our strengths. David and I have spent a substantial amount of time discussing the combination and the ways in which it will advance the position of the Combined Company beyond that which could be achieved by either on a standalone basis.

In addition, our senior leadership teams have also been very engaged in discussing and assessing our combined prospects and the ways in which we can expand our relationships with current and future customers. Upon closing of the transaction, I will serve as Chairman and CEO and David will serve as President and Chief Operating Officer.

As CEO, I will be responsible for our financial performance and execution, with specific focus on governance, strategy, corporate functions, key policy, and external relationships. As President and COO, David will focus on operational performance, with responsibility for our domestic and international business units across our commercial and government segments, including our core medical and specialty solutions.

David and I will share accountability for the successful integration of this transaction, both its planning and execution. To deliver on our commitments and opportunity, our overarching philosophy is to focus on best-of-breed across our businesses with respect to processes, talent, and performance.

All of our work in recent weeks has further solidified our view that this transaction represents the best opportunity to enhance our ability to serve our customers in the most compelling value proposition for our respective shareholders. Our Combined Company would be uniquely positioned to advance affordability given the efficiency benefits coupled with a leading cost-of-care position, reflecting our legacy focus across both commercial and government segments. This transaction better positions us to serve the evolving healthcare market, with increased participation by individual consumers and growth in the government business and a need for solutions that advance affordability, choice, access, and quality.

Both companies are demonstrating value to customers which we will expand with improvements in service and technology to address the gap between consumer expectations and what the industry has historically delivered. On a combined basis, our companies added approximately 2.2 million new members in 2014 and another 1.2 million through the first quarter of 2015.

Looking ahead we believe that our success will be further advanced with a broader suite of solutions. This transaction combines complementary platforms in a way that uniquely benefits customers while also driving meaningful shareholder value. Cigna brings a number of strengths which will enhance our ability to serve our growing membership base, including strong technology platforms, highly regarded wellness programs and strong client reporting capability, exposure to keep Medicare growth geographies, substantial experience with a unique set of international product offerings, stop-loss ASO products and clinical programs; and, finally, specialty capabilities that address customer requests for dental, vision, behavioral, and disability and life offerings.

The Combined Company will serve over 53 million medical members across the commercial and government segments, which represents roughly 17% of the US population, and will generate over $115 billion in annual revenues based on the most recent 2015 outlook publicly reported by both companies. It will improve our ability to serve customers across commercial, Medicaid, Medicare, and international markets and create greater efficiencies and affordability for our customers.

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We have previously discussed with you our focus on our three strategic pillars of provider collaboration, consumer centricity, and total cost of care management to advance the healthcare experience for our members. This combination will augment and leverage these initiatives.

First, with our pillar regarding provider collaboration, investments are designed to better align incentives to encourage smarter collaborative decision-making that fosters healthier outcomes and better patient experience. Aligned with our strategy, Cigna brings a focus on provider engagement, care coordination and connected care, including incentive alignment to optimize relationships that connect care between customers and providers to drive better health experience, and long-term affordability.

Our second pillar involves accelerating improvements in total cost of care where we are advancing analytics that identify actionable trend drivers and leveraging best practices across our commercial and government segments. We recognize Cigna brings substantial expertise in specialty programs including behavioral health, dental, pharmacy, and disability and life, in addition to its well-regarded disease management and wellness programs.

Finally, with our third pillar we remain committed to improving the customer experience by delivering a simple, convenient, and productive experience to our consumers. We expect to leverage Cigna’s focus on personalization and leveraging insights to deliver valued experiences, which is reinforced by products and services that meet the needs of various customer segments. Taken together we believe the transaction will drive meaningful accretion to Anthem’s adjusted earnings per share. We expect accretion to approach 10% in year one and expected to more than double in year two.

The Anthem and Cigna teams have been deeply engaged in recent weeks to further analyze and refine estimates around synergies available for the combination of our organizations. Based on that work we remain confident in achieving synergies approaching $2 billion within two years after the closing of the transaction. If the transaction were to close at the end of 2016, our targeted adjusted earnings per share for 2018 rises by over 20% from greater than $14 currently to greater than $17. This outlook includes the impact of one-time implementation costs estimated to be approximately $600 million spread over two years.

Separately, we would expect to also see one-time transaction and financing related costs which we will break out from our adjusted earnings per share, as we have historically done. The timing of those would start prior to the close of the transaction.

I would also note that the opportunity to meaningfully improve our pharmacy costs under our PBM agreements has not yet been included in our assumptions. We remain very focused on this substantial opportunity to improve healthcare costs for our members, and this represents a point of potential conservatism in our outlook.

I now want to turn the call over to David to offer his perspective on the combination of our two companies.

David Cordani - Cigna Corporation - President and CEO

Thanks, Joe, and good morning. I’m pleased to join you today to discuss our combination, which will result in an organization that is the leading provider of health and protection solutions and services, drawing upon the strength of each company. As the market evolution continues and accelerates this combination represents a unique opportunity to expand our ability to serve our customers while also offering a compelling value creation opportunity for our shareholders. Given the structure of the transaction, both Anthem and Cigna shareholders will participate in future growth of the Combined Company.

Over the last five-plus years the Cigna team has successfully built upon our rich history and created a robust platform of businesses. Now this combination presents the opportunity to continue and, importantly, accelerate that sustained growth. This combination brings together complementary businesses and skilled passionate teams.

As a result, our customers will benefit from the best of the strong local focus, the deep customer, commercial, government experience we have, and a broader suite of available solutions. Together we will be positioned to address the needs of customers across diverse health and life stages as well as across a variety of buying segments from individual to government and employers of all sizes. This will be increasingly important as the market continues to evolve from business-to-business to business-to-consumer marketplace where innovative and personalized solutions deliver differentiated value.

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Additionally, the combined entity will have expanded capability to continue to invest substantial resources in customer-facing technology, continue to provide collaboration efforts, and market expansion through targeted global markets, all of which will directly benefit the customers we serve through affordability, personalization and choice.

In short, both of our businesses will be stronger together. We’ll be able to deliver more affordable solutions to customers in all stages of life and we will be able to leverage our investments and capabilities to transform health, productivity, and protection solutions.

I thank you for your time today. Before I do turn the call over to Wayne I would like to knowledge the sustained contributions of the more than 40,000 talented Cigna colleagues around the world who are committed to work every day to improve the health, well-being and sense of security of the customers we serve.

I’ll now turn the call over to Wayne.

Wayne DeVeydt - Anthem, Inc. - CFO

Thank you, David, and good morning. I will now review some of the financial details of the agreement. Our agreement in aggregate is valued at $54.2 billion on an enterprise basis, which reflects a value of $188 per share or a 38.4% premium to the unaffected Anthem and Cigna stock price on May 28, 2015.

Anthem will acquire all outstanding shares of Cigna in a cash and stock transaction whereby Cigna shareholders will receive $103.40 in cash and 0.5152 Anthem common shares for each Cigna common share. The current consideration would represent approximately 55% cash and 45% Anthem shares. And the Combined Company will reflect a pro forma equity ownership comprised of approximately 67% Anthem shareholders and approximately 3% Cigna shareholders.

The transaction will be financed with a mix of cash on hand, new debt issuance and the new equity issued to Cigna shoulders. We have fully committed financing and the transaction is not subject to a financing condition. We’re confident in our ability to complete the financing related to the transaction and we are committed to retaining our investment grade debt ratings.

We have assumed a pro forma debt to capitalization ratio of approximately 49% at closing of the transaction. And we committed to deleveraging over the subsequent two-year period to the low 40% range. Depending on the timing of closing the transaction, we will maintain flexibility with deploying shareholder capital. We do expect to suspend our buyback program for the remainder of 2015. In subsequent years we expect to maintain flexibility with our buyback program and maintain our dividend as we also focus on our deleveraging goals.

Regarding governance we’ve agreed to a Board split of nine judges from Anthem and five from Cigna, of which David will be one and Joe will become Chairman. The transaction is expected to close in the second half of 2016 and is subject to certain state regulatory approvals and standard closing conditions, including expiration of the waiting period under the Hart-Scott-Rodino Antitrust improvements Act and the approval of Anthem shareholders of the shares to be issued and Cigna stockholders of the merger agreement.

Both Anthem and Cigna are confident in the ability to obtain regulatory approval. In addition, based on the analysis of our respective advisors and information shared to date, we believe there is a consensus of where’s there’s overlap between our companies, and that no substantive regulatory issues are present that would prevent completion of the transaction. The transaction is subject to customary terms and conditions for a transaction of this type.

Finally, I do want offer an initial preview of our second quarter which we will fully release on July 29. We expect to report adjusted earnings per share of $3.10 for the second quarter on the back of continued strong overall membership and margin performance. This strong second-quarter results allows us to update our full-year adjusted earnings-per-share outlook from greater than $9.90 to greater than $10. This includes the impact of the suspension of the buyback program in the second half of 2015.

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I will now turn the call back to Joe.

Joe Swedish - Anthem, Inc. - President and CEO

To conclude, we believe this is the best transaction for both companies. With this transaction Anthem will create differentiated value for consumers at every stage of life, leading to enhanced growth opportunities. We will go beyond accelerating the current state to create a company that can transform healthcare and benefits for consumers.

We will combine the best of both companies to enhance affordability through a full set of synergistic actions and behaviors. We will be leader in each of the segments and markets in which it operates with an inspired and engaged workforce. And finally, we will be a better company.

We appreciate your time today and look forward to your questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

AJ Rice, UBS.

AJ Rice - UBS - Analyst

Thanks. Hello, everybody, and congratulations on the transaction. Just one technical question and then maybe I will probe you a little bit more on the PBM. Can you give us any flavor about breakup fees or what that looks like in the transaction and what those are contingent upon, if anything.

And then I know you’re not including the PBM assumptions in there. Obviously we’ve looked at that as being of great opportunity for Anthem to restructure the PBM relationship over time. I know Cigna has an option because of the change in control at Catamaran to relook at that. So, there’s a lot of things in the mix there.

Can you give us any flavor of whether now, in light of this transaction pending, Cigna thinks differently about what it is doing with Catamaran and would exercise that change of control? And then can you guys give us, on the Anthem side, any sense of whether this changes you’re thinking on the options that are on the table for you or ultimately what the opportunity might be there.

Joe Swedish - Anthem, Inc. - President and CEO

AJ, good morning. Thank you for the questions. I will take the first one and then comment briefly on the PBM and then I will have David make some comments regarding the specific contract he has with catamaran.

Let me start off by saying that there is a breakup fee and a reverse breakup fee of 3.8% from both sides of the transaction. I would tell you that I don’t believe either party believes those fees will be paid as we have confidence in our ability to close this transaction. But we thought it was appropriate that both shareholders were mutually aligned in the risks we were taking but, more importantly, the opportunities that we have ahead of us.

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Regarding the PBM, I’d like to highlight that we do believe there is significant value and opportunity for the combined Company and our customers from a better pharmacy contract. That being said, we really want to take advantage of the time for our integration to look at the optionality that is available to our companies. And we think this requires a lot more research beyond that done through our due diligence. David, maybe you want to comment further.

David Cordani - Cigna Corporation - President and CEO

Sure. Good morning, AJ. It’s David. As we’ve discussed before on the PBM, our PBM business is a wholly-owned PBM. It’s well-performing and, as you know, it is growing.

Secondly, as we’ve discussed before, we have meaningful optionality relative to the program as it stands. And you should think about that optionality as being preserved and further expanded.

And, third, over the timeframe that we have been building the last couple of chapters, we have expanded talent in our PBM technology, clinical programs and services, to even add for more flexibility. So, as we go forward and collaborate with Anthem, we will be looking at value creation -- value creation in terms of clinical value, value creation in terms of affordability. And, of course, both organizations are focused on shareholder value. So, an exciting opportunity that helps customers and healthcare professionals and will further enhance the shareholder promise.

AJ Rice - UBS - Analyst

Okay, that’s great. Maybe just a quick follow-up since the deal was first surfaced, or month or so in the press. Joe, can you give us some flavor for discussions that you’ve had with nonprofit Blues and what the opportunities might be there to either collaborate more or if there’s any concerns there expressing?

Joe Swedish - Anthem, Inc. - President and CEO

AJ, good morning. Let me go back to PBM for just a moment to close out your question. We remain on track regarding examining our optionality vis-a-vis our Express Scripts agreement. As we’ve repeatedly said, we’ve got a timeline that we’re working on where 2016 or so we would like to get even more focused clarity, maybe even some key decisions made in around our optionality as we envision it.

However, with respect to Cigna’s position and our potential combination relative to PBM, recognize we’ve got a period of review for regulatory considerations, so we will not actually engage in significant decision-making in and around integration of PBM until after the close. So, we’ve got a long way to go. But as David pointed out, we’ve got a lot of opportunity by way of this combination.

And we think timing couldn’t be better for us related to our Express Scripts agreement coming to close in 2019, some key decisions to be made related to that, and then the Catamaran considerations. So, it’s fascinating that the potential combination and what it may create for us in terms of upside in that arena.

With respect to the Blues, obviously we, as you can imagine, have gone through our analytics. We understand the Blue relationship that is part of our process going forward, one that we believe will not only grow but get stronger over time. We are a Blue organization that will remain Blue. I want to underscore that.

The combination with Cigna, I think, gives us tremendous opportunity in terms of working off the scale that they bring in non-Blue states. Again, I think our Blue relationships will get stronger. And we are now engaged in conversations with the Blue organization so that it better understands the potential coming out of this new relationship.

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We don’t anticipate any issues regarding so-called Blue rules, in large measure because the Blue rules do not dictate go-no go with respect to the closing of this agreement, this acquisition. However, over the course of time, we will be submitting a plan to be fully compliant with what rules there are in the Blue organization related to a combination like this.

So, net-net we’re very excited about the potential. We think the Blue relationship will get stronger. And also in the non- Blue states we believe there’s great opportunity for us to strengthen our position by virtue of this combination.

AJ Rice - UBS - Analyst

Okay great. Thanks a lot.

Operator

Tom Carroll, Stifel.

Tom Carroll - Stifel Nicolaus - Analyst

Good morning. I wonder if you could help us understand a bit more how the accretion estimates are staying essentially the same -- I’m certainly not complaining here -- but with a higher price tag and more stock in the deal. Maybe, did a assumptions get more aggressive? Did you just leave yourself a good bit of cushion to maneuver around as you close this deal? Give a little more flavor on that. Thank you.

Joe Swedish - Anthem, Inc. - President and CEO

Tom, good morning. Appreciate the question. One of the things to keep in mind, if you go back four weeks ago with our original document that we published, we talked about it being more of a cash-stock transaction. And a portion of the cash proceeds were coming through leverage of the balance sheet. But a portion were coming through an equity offering of about $5 billion.

So, in essence all we did was exchange the equity offering to the open market to issuing those shares directly to Cigna shareholder. So, it really had no impact on the math. In fact, it actually reduced some of the cost because there’s no longer an underwriting fee that would have been associated with the equity offering.

And while there is an elevated price tag to the transaction, we had a fixed exchange ratio, as well. And so, at least initially, it doesn’t have as much impact in the short term. And in the longer term it would stay the same. I think David and us would agree that this is going to be a very valuable transaction to both shareholders in the long-term and I think over time the accretion that we’ve laid out will prove to hopefully be conservative.

Tom Carroll - Stifel Nicolaus - Analyst

That’s great. As a quick follow-up can you give us a sense of how you may segment the businesses going forward? For example, putting all the government business together, and so on and so forth.

Joe Swedish - Anthem, Inc. - President and CEO

Obviously that is a work in process. I think it’s important underscore that. Now that we have announced this combination, work in earnest will begin to examine exactly the point you raise. Our sense is that we, by way of combination, have two incredibly strong government footprints. We probably can target our opportunity in the Medicare Advantage arena, leveraging the tremendous strength that Cigna brings to the table in its Medicare book, especially in the Stars rating arena, which will benefit us tremendously. So, that is one example.

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I suspect that our presence with respect to Medicaid will be a great combination with their government footprint, as well. Net-net, whether it is government, commercial, I think the combination will be aligned perfectly. And I think we look forward to the combination of not only creating the accretive value that we put forth but also the programmatical advancements that we envision I think will go into effect very quickly after the acquisition is complete.

Again, work in process. But we’ve got some targets that are very specific and my sense is that what we’ll bring to market will be incredibly beneficial because of that combination. Dave?

David Cordani - Cigna Corporation - President and CEO

I would just add to Joe’s point a couple of guiding tenets. First, both organizations view and are committed to localization. So, business starts locally and works its way back.

Secondly, both organizations are on a journey to being more, we’ll call it, customer-centric. We referenced the B2B moving to more B2C. And both organizations understand the importance, for example, of where healthcare is involved in our portfolio, the physician partnership. So, you should think about the business units, however they’re finally configured, have that localization customer focus and healthcare professional business partnerships. And then as Joe referenced, the best of framework will guide us on a go-forward basis.

And in the good news, and final comment, is both businesses are well performing at this point. And that’s an important chassis to step off to when you’re driving any level of change. But the change will be customer focused and market focused.

Joe Swedish - Anthem, Inc. - President and CEO

Let me piggyback on what David said. I think I need to underscore the ongoing focus that both David and I have had are rooted in two principles or themes. One -- what is best for the customer. And everything we have done has been modeling and optimizing the customers’ engagement with our organization. Number two -- what’s best for the shareholder with respect to the opportunity that we will create by virtue of the model, the financial model.

I think keeping that front and center has been a guiding force with respect to what you are witnessing today. Again, we’re very proud of what we’ve been able to create by way of a combination of two very complex organizations that are rooted in, I think, the principles that really make a difference in the marketplace going forward.

Tom Carroll - Stifel Nicolaus - Analyst

Thanks very much for the color. Well done.

Operator

Chris Rigg, Susquehanna Financial Group.

Chris Rigg - Susquehanna Financial Group - Analyst

Good morning and congratulations. Is there any official transition period between David and Joe, between you guys? Is there a two-year period or is there none of that in this merger at this point?

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Joe Swedish - Anthem, Inc. - President and CEO

I’ll pick it up here. Maybe, David, you want to add some color to this. Yes, as was just stated in the opening remarks, from the go live I will become Chairman and CEO of the Combined Company, and David will be President and Chief Operating Officer.

However, let me underscore that with respect to the Board configuration, the governance model, I think, very significantly recognizes the combination of the two organizations by virtue of a 9/5 split on the Board. Of the five members coming from Cigna, David will be a member of the Board, which again I think creates a wonderful symmetry between the two organizations, as well as a working relationship between he and I.

David and I have a model that we have already established regarding, I call it, roles and responsibilities. I commented on that in the script. I think the spirit of our engagement going forward is one of total collaboration, total alignment, and, as I said earlier, focused on matters like customer service improvements by virtue of our combination, as well as the focus on the upside for our shareholders. Net-net David and I, I think, are perfectly aligned.

To your last point about the long view, what is understood at the moment is that following close, I would continue in that role that I just described for a period of two years. Thereafter, I would be Chairman. With that, let me turn it over to David and let him offer you some comments

David Cordani - Cigna Corporation - President and CEO

I just would punctuate one point, Chris, Joe referenced. In a way, the transition period is one day. We have a long time frame between now and closing and a lot of work to do to keep two high-performing organizations high performing. And then you have a one day or less transition to keeping that momentum going. With the size, shape and scope of the opportunity here, were both focused on that and our teams will be focused on that to make sure we harness the value here.

Chris Rigg - Susquehanna Financial Group - Analyst

Okay great. And then this is really another question for David. Obviously the purchase price changed, the cash-stock split changed. But, at least in my mind, the qualitative components of the deal remain largely unchanged from when this came public a month or so ago. Can you just give us a sense for what got you and the Cigna Board over the hump? Thanks a lot.

David Cordani - Cigna Corporation - President and CEO

A lot in that’s but let me step back and hit a few major points. One is, our view -- and maybe for a moment speak for both of us sitting in the room here, Joe and myself -- a shared view of the marketplace, the future scenarios, the marketplace dynamic, and, very importantly, the critical success factors to be able to win on a sustainable basis, which means deliver differentiated value for your customers and clients going forward.

Two is a deal of this magnitude is complex and some of what needed to transpire was some of the diligence that was referenced. And you should expect that the diligence is finalized. And then get to a core program that has the right mix of equity-cash and the right visibility in terms of how we’re going to run the business on a go-forward basis. And the exciting part is that has been achieved.

And I would underscore the view of our organization in the future. We believe that having a larger percentage of equity was important because we believe in the upside potential and in the long-term value creation. And at the end of the day what’s been configured today is something that works for both organizations today and something that works for both organizations over the long haul, which is the imperative. I would ask you to look at the core of what transpired and look at the patience of what took place to get to something that works for both organizations on a sustainable basis.

And on a final note I will underscore, we’re bringing two strongly performing businesses together and seeking to build on that momentum. All that had to come together. And a deal of this magnitude, scope, it’s pretty darn complex. We were able to guide through that. You guys had a little

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fun with some writing in advance of it, so that’s quite interesting. But the most support thing is we have two high-performing organizations, a deal that works for both organizations today, but, most importantly, both organizations committed to the future and hence the equity commitment we have in the long haul.

Chris Rigg - Susquehanna Financial Group - Analyst

Great, thanks a lot.

Operator

Kevin Fischbeck, Bank of America.

Kevin Fischbeck - BofA Merrill Lynch - Analyst

Great, thanks. Just wanted to follow-up on that question because Cigna outlined a number of issues that it had with the bid. And talked a little bit about getting comfortable with the Blue Cross Blue Shield Association membership, antitrust actions, and things like that. What kind of comfort were you able to get on those issues specifically?

David Cordani - Cigna Corporation - President and CEO

Good morning, Kevin -- David. You should assume that we take our fiduciary responsibilities very seriously and very strongly. Hence, post that exchange in dialogue, our team was able to get access to the right information, spend the necessary time and be appropriately patient but work with good pace to ensure that we were able to digest that information and then draw the conclusions, as obviously we have, that all of those issues are manageable.

And, again, a deal of this size and a structure of this size is always going to have items that are complex. And fiduciarily we needed to make sure that we managed through that, gained the visibility had the opportunity to understand, because we’re seeking to build value over the long term. And both organizations are committed to that.

That process took place. It took place over the past weeks in the appropriate way. And our organization walked away from that body of work with an understanding that those issues are issues, as any business environment would have, but they’re wholly manageable. And our focus now is on building the future.

Joe Swedish - Anthem, Inc. - President and CEO

Kevin, this is Joe. I think David portrayed it beautifully and I just want to add a comment from a little bit different direction. And that is looking forward regarding the execution of our integration responsibilities. Part of the discussion, a large part of the discussion, was also in and around how we do business and then have the two businesses can effectively align so that then we end up with a perfectly executed integration outcome.

I think it’s probably no secret this incredibly large-scale transaction puts out there tremendous execution risk because arguably it has certainly been done but not often. And David and I wanted to make absolutely certain that the outcome at the end of this trail, whenever that might be, creates the integration success that we all expect and deserve, given the amount of effort that is going to go into it.

Our sense is that we’ve got our arms around the integration challenges. We both are, quite frankly, well-versed and highly experienced in integration activities and the success that comes out of that. I think we both have case studies of perfection in integration. Our expectation is eyes wide open on the challenges.

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We are fully committed to the integration challenges being overcome. And, quite frankly, I will say it now -- we’re looking forward to a perfectly executed integration agenda and outcome. I really wanted to underscore that because I think that is something that really should be top of mind for all of us. It will be and I think the success will prove the fact that we are fully committed.

Kevin Fischbeck - BofA Merrill Lynch - Analyst

Okay. I appreciate that next week we are going to get the full details but since you guys both pre-announced strong quarters and raised guidance, and given your questions about United’s MLR, do you guys just have a quick one-liner on trend? Any sign that trend is changing for the better or worse?

Joe Swedish - Anthem, Inc. - President and CEO

Kevin, let me first talk about at least the Anthem position and we’ll let David make comments on the Cigna position. We’ll talk in more detail next Wednesday but, simply put, we have high-quality metrics and you’ll see that on Wednesday, including MLR.

David Cordani - Cigna Corporation - President and CEO

And, again, the focus of this call is on the transaction but the headline you’re looking for -- sustained strong results, good performance, powerful and good strong outlook.

Kevin Fischbeck - BofA Merrill Lynch - Analyst

Okay great. Thanks.

Operator

Dave Windley, Jefferies.

David Windley - Jefferies LLC - Analyst

Good morning. Congratulations and thanks for taking the question. On the Anthem side, when you began talking about acquisitions and perhaps larger-size acquisitions in around your desire to grow your Medicare Advantage business or top grade that business, you do get a bigger or a sizable Medicare Advantage business in this acquisition. But it probably still is undersized relative to where you want to be. I’m curious about, first of all, leadership of the go-forward Medicare Advantage business, and any interplay with the Simply Healthcare acquisition. And then what other thoughts you have about growing Medicare Advantage longer term.

Joe Swedish - Anthem, Inc. - President and CEO

Dave, thanks for the question. Obviously we’ve been on the road with all of you where we’ve gotten lots of questions about our MA outlook and our growth expectations, both organic as well as by way of M&A. Obviously we have examined our opportunities repeatedly.

Let me first underscore that David and I had many conversations over a lengthy period of time about the management philosophy, focused practices of both organizations, our portfolios. So we’ve obviously come to the conclusion that we have what we believe is a perfect match relative to all of those characteristics. And that includes government services as well as specifically MA.

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Having said that, it’s, I think, really important to underscore, when you look at the combination of the two MA portfolios, we are going to be focused on six very critical states. These are the highest growth states with respect to Medicare population, the greatest opportunity for success in terms of growing MA. I think I’ve said to most of you that we’re really focusing on not being an inch deep, mile wide, but really targeting our opportunities.

My sense is -- and I think David can affirm this -- that the combination really puts us in a position to make some very key strategic decisions with respect to growth of MA, building on roughly the 1 million lives we now have, building on the incredible four-star platform that Cigna now has. Obviously we are striving to become even better at Stars rating. But when you put the two together we have all of the ingredients, I think, to have an extremely well-positioned, very growth oriented MA position without the overhang of being in too many markets and spread too thin. I like our chances relative to how focused we are today and how focused we will be going forward.

David, do you want to add a few comments?

David Cordani - Cigna Corporation - President and CEO

Sure, just to reiterate a couple points. Joe has articulated relative to local depth it’s mission-critical because MA, by its inherent nature, is individually oriented and locally purchased. And increasingly the nuances around the physician collaboratives and partnerships to make them work on a sustainable basis are important. Two, together we build off that 1 million, plus or minus, customer base, which gives us great organic growth opportunities and a scale chassis with which to do targeted MA bolt-ons or roll-ups.

And then a final note, we’re positioned today off the Cigna chassis with about 60% of the lives being four star on a journey going to 80%, in large part because of the proven ability to collaborate with the physicians. This will be an exciting part of our growth story on a go-forward basis.

And the final note -- you know this -- you take that and couple it with the tremendous performing Medicaid chassis that Anthem has and the opportunity to open up yet again to a whole other threshold of the underserved dual population that the country is in desperate need innovative solutions. And we will be as well positioned or better positioned than anybody to be able to thrive in that space. This is an exciting growth opportunity for us over the long haul.

David Windley - Jefferies LLC - Analyst

Thank you for that. On leadership, is it premature to comment on - for example, is Herb committed to stay on with the combined organization?

David Cordani - Cigna Corporation - President and CEO

I think it’s premature to comment in a broad way. But we’re sitting here -- let’s put that back in context -- we’re sitting here some three-and-half years post, give or take, the opportunity we had to partner with HealthSpring and bring them in as part of our Company. And Herb Fritz -- and I appreciate you calling him out -- is still as actively oriented around driving innovation with physician partnerships and in the Medicare space. And he’s excited, as you hear Joe and I articulate here, in terms of the opportunity, both in the MA space as well as in the dual space. So, the passion is shared here, and it’s all about building value on a go-forward basis.

Joe Swedish - Anthem, Inc. - President and CEO

Let me add to that, if I may, for just a moment, because I think your question begs for an answer on a broader scale because we’ve got tremendous talent in both organizations. I like to characterize this that we’ve got a very big tent that’s being built and there’s a lot of talent under that tent. There’s a tremendous amount of effort that will have to go into the integration of the two companies.

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We’ll be making choices downstream in terms of the optimization of alignment of the two companies. But I can say the two organizations bring tremendous talent to the effort that we’ll have to put into this. So, whether it is Herb or pick up other positions, I think, likewise, we’ve got great talent that is well-positioned to create the success that we desire.

David Windley - Jefferies LLC - Analyst

Thank you for that. Best of luck.

Operator

Josh Raskin, Barclays.

Josh Raskin - Barclays Capital - Analyst

Hi, thanks. Just a first quick clarification on the breakup fee. Is there a specific separate regulatory breakup fee?

Wayne DeVeydt - Anthem, Inc. - CFO

Josh, this is Wayne. There is no hell or high water provisions baked into it. There is a breakup fee in the event we are not able to obtain regulatory approval. But we have many levers to pull before we would get to that point. And, again, we have confidence in our ability to close this transaction.

Josh Raskin - Barclays Capital - Analyst

And I assume that regulatory approval -- what’s the number on that? That’s not $2 billion.

Wayne DeVeydt - Anthem, Inc. - CFO

No, it’s south of that -- 3.8%.

Josh Raskin - Barclays Capital - Analyst

3.8% of the total value or -- ?

Wayne DeVeydt - Anthem, Inc. - CFO

Yes.

Josh Raskin - Barclays Capital - Analyst

So, I’m sorry -- it’s the same for the regulatory break-up fee?

Wayne DeVeydt - Anthem, Inc. - CFO

Yes.

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Josh Raskin - Barclays Capital - Analyst

Okay, got you. And that is one-sided obviously.

Wayne DeVeydt - Anthem, Inc. - CFO

Yes.

Josh Raskin - Barclays Capital - Analyst

Okay. And then just a second question, getting back to the Blues, you guys have been -- obviously May 28 is when we first heard about this but you’ve had a month now since Anthem went public with the transaction. I’m assuming you’ve spoken to the Blue card, other plan in the Blue card. I just want to understand programmatically or maybe even logistically how you plan on doing this. Do you plan on competing for national accounts in your non 14 Blue states? And then what are the Blues plans saying, especially the ones that have gotten into Medicare Advantage recently, around your growth in these six key states, that I assume include Texas and Florida and some of the others.

Joe Swedish - Anthem, Inc. - President and CEO

This is Joe. First, to be totally transparent, having conversations of any depth with the Blue Association at this stage would have been premature, obviously. However, having said that, internally we have gone through lots of analytics regarding, call it, the math of how the Blue rules apply to us and how we may have to adapt relative to those rules at closing, which is still many months away. Obviously we will now engage in conversations with the Association.

My expectation is that it will be an incredibly collaborative. Again, underscore, we are a Blue organization and we will abide by those rules. And shortly after closing we will have to administer or deliver a plan that recognizes how we may adjust or adapt to those rules.

Having said that, I’ve come to that point where I can only say that it is premature to go into any details because, again, there is so many moving parts. Again, underscore, I believe we will have a very collaborative relationship and dialogue in and around how we will adapt. I think we will move forward and see what happens based on that conversation.

Josh Raskin - Barclays Capital - Analyst

Joe, this transaction sounds like one of the key facets is your ability to improve your capabilities in the commercial market. Over 60% of the business is going to be commercial ASO on a combined basis. I understand you say it’s premature but with such a critical piece of the future of this organization, I’m just trying to figure out, if there is a large employer group that is self-funded that’s based in the state of, pick one, Florida, do you plan on actively participating in an RFP process, or something, like Cigna would have done in the past? Or are you going to feed those businesses to the local Blues?

Joe Swedish - Anthem, Inc. - President and CEO

First let me say, we do have quite a bit of activity in our non-Blue states. We work extremely well with our Blue colleagues in that regard. Obviously this combination maybe ratchets up quite a bit of terms of working with a different portfolio in those states where we do not have a Blue license.

Again, let me underscore, I believe the conversations will go well by way of our collaborative dialogue and relationships. So, I am optimistic that we will develop a model that works for all of Blue. Again, I think it is really premature for me to get into any more details at this point.

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I don’t know, Wayne, if you want to add a little bit because you work with quite a few of your Blue colleagues. So, you may want to add a little bit of color to this question.

Wayne DeVeydt - Anthem, Inc. - CFO

Thanks, Joe. Josh, the one thing I think is important for everybody to remember is that the Blue networks is a very value-added network to the consumer. We view that bringing the two acquisitions together provides not only more choice but more opportunity for affordability and quality. There’s some amazing wellness programs that Cigna has developed. We have a great network discount program.

The combination is that I think our Blue brethren, they compete today in those markets with us and others and have always welcomed competition. So, from our perspective we hope the consumer can get the best of both brands and that includes the value of the Blue network.

Josh Raskin - Barclays Capital - Analyst

Okay. Maybe we can talk a little bit about it more off-line. Thanks, guys.

Operator

Matthew Borsch, Goldman Sachs.

Christopher Vernasy - Goldman Sachs - Analyst

This is [Christopher Vernasy] on for Matthew Borsch with Goldman Sachs. I just want to say congrats on the deal today. I know you have touched on your confidence in the deal and its ability to close. However, could you give us some color around any conversation you’ve had with regulators?

Joe Swedish - Anthem, Inc. - President and CEO

This is Joe. We have not had conversations with regulators of any meaningful nature at this point. Quite frankly, I don’t think we’ve had conversations at all. And now that work does begin.

Let me underscore that I think we’ve got great relationships with our regulators because over the course of time we’ve had to engage with them quite often actively. So, I don’t think our conversations with them will be problematic in any way in terms of not being able to manage an effective dialogue. We certainly respect the position they are in and their fiduciary responsibility, whether it’s to the states or whether it’s at a federal level. We are prepared for that dialogue and look forward to coming to a conclusion that is a good outcome, whatever that might be.

We believe we’ve got the right commitments to developing an affordable healthcare coverage model. We’ve got a great focus on serving the customer. We’ve got an incredible network that will exist in all the states where we will perform. And, quite frankly, from a governmental perspective, we think we will continue to deliver, if not accelerate, best-in-class solutions for Medicare, Medicaid and the dual eligible population.

So, the list goes on in and around affordability, choice and quality improvements. And I think that will stand on its own merit and be a significant uplift in terms of help regulators view us. So, the work begins and we’re looking forward to a good outcome. David, I don’t know if you want to add anything.

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David Cordani - Cigna Corporation - President and CEO

I’d just punctuate two points to add to Joe’s. Number one and most importantly, the two businesses as they sit today, while large businesses, are quite complementary, whether you look at it in terms of the size segments the majority of our business is in, the geographies they are in, the diversity of the programs, et cetera. And that is the appropriate part to start the conversation.

Second, as Joe referenced, the combination is seeking to improve on and expand further on access, affordability and choice of a variety of programs. That lines up quite well with the agendas of, whether you’re a governmental leader, an employer leader, or an individual concerned about choice and affordability and sustainability. It’s that complementary nature and the ability to deliver more value that we believe is going to enable us to effectively and constructively get to the finish line here.

Christopher Vernasy - Goldman Sachs - Analyst

All right, fantastic. Thank you very much.

Operator

Christine Arnold, Cowen.

Christine Arnold - Cowen and Company - Analyst

On the synergies of $2 billion you expect over two years, how much of that is revenue? And should we think about the network and medical management portion of that versus the admin costs?

Wayne DeVeydt - Anthem, Inc. - CFO

Christine, thanks for the question. One of the reasons we have such high confidence in the $2 billion in synergies is that we’ve attributed a de minimis amount towards revenue. Now, I don’t want to minimize the opportunity we see there, but rather we wanted to provide a level of confidence to our shareholders. About 70% to 75% of the $2 billion is around SG& A. When you looked at the combined organization you’ll see that’s a high single-digit percentage, which is very commensurate with precedents, and you should have a high degree of confidence in that.

And then when you look at the other 25% to 30%, it’s a combination, a cross pollination, of things, for example, that Cigna does quite well, which is specialty penetration, and bringing that to our book and our national accounts, as well as margin improvements that we can bring around public exchanges and other items. So, we modeled very little synergy. And, really, I would say we modeled a de minimis amount of network advantage that we think will inure to the consumer because we want to pass that value on.

Joe Swedish - Anthem, Inc. - President and CEO

And, Christine, at the risk of repeating myself, I want to go back to the shared David and I have to accomplish the integration objectives that are necessary to achieve exactly Wayne just outlined. The chapter is yet to be written but we’re totally committed to achieving exactly what we’re stating here.

Christine Arnold - Cowen and Company - Analyst

And are you willing to give us a portion of Cigna’s ASO enrollment that you expect to have Blue card branded?

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Joe Swedish - Anthem, Inc. - President and CEO

We probably cannot answer that question now. A lot of work that needs to be done and it’s premature for us at this stage to comment on that.

Wayne DeVeydt - Anthem, Inc. - CFO

The models reflect our point of view.

Christine Arnold - Cowen and Company - Analyst

Okay, thank you.

Operator

This concludes our question-and-answer session. I would like to turn the conference back over to management for any closing remarks.

Joe Swedish - Anthem, Inc. - President and CEO

Great. Thank you, operator. I would like to thank you all for joining us this morning. We believe this is the best transaction for both companies. And hopefully how we described it today certainly gives you line of sight on how excited we are about it, as well as how committed we are to a great future together. This combination does bring together leading consumer solutions and also help advance affordability, given the efficiency benefits coupled with the leading cost of care position that we both represent.

We appreciate your interest this morning and look forward to speaking with you in greater depth in the near future. Again, thank you for your time this morning, and look forward to being with you as we visit you from time to time. Thank you very much. Bye-bye.

Operator

The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.

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Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

The proposed transaction between Anthem, Inc. (“Anthem”) and Cigna Corporation (“Cigna”) will be submitted to Anthem’s and Cigna’s shareholders and stockholders (as applicable) for their consideration. In connection with the transaction, Anthem and Cigna will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including an Anthem registration statement on Form S-4 that will include a joint proxy statement of Anthem and Cigna that also constitutes a prospectus of Anthem, and each will mail the definitive joint proxy statement/prospectus to its shareholders and stockholders, respectively. This communication is not a substitute for the registration statement, joint proxy statement/prospectus or any other document that Anthem and/or Cigna may file with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF ANTHEM AND CIGNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement containing the joint proxy statement/prospectus and other documents filed with the SEC by Anthem or Cigna (when available) through the web site maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Anthem will be available free of charge on Anthem’s internet website at http://www.antheminc.com or by contacting Anthem’s Investor Relations Department at (317) 488-6168. Copies of the documents filed with the SEC by Cigna will be available free of charge on Cigna’s internet website at http://www.cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198.

Anthem, Cigna and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Anthem’s executive officers and directors in Anthem’s annual report on Form 10-K for the year ended December 31, 2014 and its definitive proxy statement filed with the SEC on April 1, 2015. You can find information about Cigna’s executive officers and directors in Cigna’s annual report on Form 10-K for the year ended December 31, 2014 and its definitive proxy statement filed with the SEC on March 13, 2015.

Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus when it is filed with the SEC. You may obtain free copies of these documents using the sources indicated above.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document, and oral statements made with respect to information contained in this communication, contain certain forward-looking information about Anthem, Inc. (“Anthem”), Cigna Corporation (“Cigna”) and the combined businesses of Anthem and Cigna that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of

1995. Forward-looking statements are statements that are not generally historical facts. Words such as “expect(s),” “feel(s),” “believe(s),” “will,” “may,” “anticipate(s),” “intend,” “estimate,” “project” and similar expressions (including the negative thereof) are intended to identify forward-looking statements, which generally are not historical in nature. These statements include, but are not limited to, statements regarding the merger between Anthem and Cigna; Anthem’s financing of the proposed transaction; the combined company’s expected future performance (including expected results of operations and financial guidance); the combined company’s future financial condition, operating results, strategy and plans; statements about regulatory and other approvals; synergies from the proposed transaction; the combined company’s expected debt-to-capital ratio and ability to retain investment grade ratings; the closing date for the proposed transaction; financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain known and unknown risks and uncertainties, many of which are difficult to predict and generally beyond Anthem’s and Cigna’s control, that could cause actual results and other future events to differ materially from those expressed in, or implied or projected by, the forward- looking information and statements. These risks and uncertainties include: those discussed and identified in Anthem’s and Cigna’s public filings with the U.S. Securities and Exchange Commission (the “SEC”); those relating to the proposed transaction, as detailed from time to time in Anthem’s and Cigna’s filings with the SEC; increased government participation in, or regulation or taxation of health benefits and managed care operations, including, but not limited to, the impact of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, or Health Care Reform; trends in health care costs and utilization rates; our ability to secure sufficient premium rates including regulatory approval for and implementation of such rates; our participation in the federal and state health insurance exchanges under Health Care Reform, which have experienced and continue to experience challenges due to implementation of initial and phased-in provisions of Health Care Reform, and which entail uncertainties associated with the mix and volume of business, particularly in Individual and Small Group markets, that could negatively impact the adequacy of our premium rates and which may not be sufficiently offset by the risk apportionment provisions of Health Care Reform; our ability to contract with providers consistent with past practice; competitor pricing below market trends of increasing costs; reduced enrollment, as well as a negative change in our health care product mix; risks and uncertainties regarding Medicare and Medicaid programs, including those related to non-compliance with the complex regulations imposed thereon and funding risks with respect to revenue received from participation therein; our projected consolidated revenue growth and global medical customer growth; a downgrade in our financial strength ratings; litigation and investigations targeted at our industry and our ability to resolve litigation and investigations within estimates; medical malpractice or professional liability claims or other risks related to health care services provided by our subsidiaries; our ability to repurchase shares of its common stock and pay dividends on its common stock due to the adequacy of its cash flow and earnings and other considerations; non- compliance by any party with the Express Scripts, Inc. pharmacy benefit management services agreement, which could result in financial penalties; our inability to meet customer demands, and sanctions imposed by governmental entities, including the Centers for Medicare and Medicaid Services; events that result in negative publicity for us or the health benefits industry; failure to effectively maintain and modernize our information systems and e-business organization and to maintain good relationships with third party vendors for information system resources; events that may negatively affect Anthem’s licenses with the Blue Cross and Blue Shield Association; possible impairment of the value of our intangible assets if future results do not adequately support goodwill and other intangible assets; intense competition to attract and retain employees; unauthorized disclosure of member or employee sensitive or confidential information, including the impact and outcome of investigations, inquiries, claims and litigation related to the cyber attack Anthem reported in February 2015; changes in the economic and market conditions, as well as regulations that may negatively affect our investment portfolios and liquidity; possible restrictions in the payment of dividends by our subsidiaries and increases in required minimum levels of capital and the potential negative effect from our substantial amount of outstanding indebtedness; general risks associated with mergers and acquisitions; various laws and provisions in Anthem’s governing documents that may prevent or discourage takeovers and business combinations; future public health epidemics and catastrophes; and general economic downturns. Important factors that could cause actual results and other future events to differ materially from the forward-looking statements made in this communication are set forth in other reports or documents that Anthem and/or Cigna may file from time to time with the SEC, and include, but are not limited to: (i) the ultimate outcome of the proposed transaction, including the ability to achieve the synergies and value creation contemplated by the proposed transaction, (ii) the ultimate outcome and results of integrating the operations of Anthem and Cigna, (iii) disruption from the merger making it more difficult to maintain businesses and operational relationships, (iv) the risk that unexpected costs will be incurred in connection with the proposed transaction, (v) the timing to consummate the proposed transaction, (vi) the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of required regulatory approvals and the receipt of approval of both Anthem’s and Cigna’s shareholders and stockholders, respectively, and (viii) the risks and uncertainties detailed by Cigna with respect to its business as described in its reports and documents filed with the SEC. All forward-looking statements attributable to Anthem, Cigna or any person acting on behalf of Anthem and/or Cigna are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward- looking statements that speak only as of the date hereof. Except to the extent otherwise required by federal securities law, neither Anthem nor Cigna undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events or the receipt of new information. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and Cigna’s SEC reports.